UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Pasithea Therapeutics Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

70261F103

(CUSIP Number)

David Delaney

Concord Investment Partners Ltd.

60 St. Clair Avenue East, Suite 702,

Toronto, ON, M4T 1N5

Canada

(416) 951-9214

Avi Geller

Leonite Capital LLC

1 Hillcrest Center Drive Suite 232

Spring Valley, NY 10977

(845) 517-2340

Eric Shahinian

Camac Partners, LLC

350 Park Avenue, 13th Floor

New York, NY 10022

(914) 629-8496

With a copy to:

Douglas K. Schnell

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 22, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70261F103	13D	Page 2 of 17

(1)	NAMES OF REPORTING PERSONS Concord IP2 Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC, OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Province of Ontario

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
191,321 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
191,321 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 191,321 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
(14)	TYPE OF REPORTING PERSON (see instructions) CO

* Percentage calculated based on 23,287,818 shares of common stock, par value $0.0001 per share, outstanding as of May 9, 2022, as reported in the Form 10-Q for the quarterly period ended March 31, 2022, of Pasithea Therapeutics Corp.

CUSIP No. 70261F103	13D	Page 3 of 17

(1)	NAMES OF REPORTING PERSONS Elderhill Corporation
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC, OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Province of Ontario

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
35,200 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
35,200 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,200 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
(14)	TYPE OF REPORTING PERSON (see instructions) CO

* Percentage calculated based on 23,287,818 shares of common stock, par value $0.0001 per share, outstanding as of May 9, 2022, as reported in the Form 10-Q for the quarterly period ended March 31, 2022, of Pasithea Therapeutics Corp.

CUSIP No. 70261F103	13D	Page 4 of 17

(1)	NAMES OF REPORTING PERSONS David Delaney
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
226,521 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
226,521 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 226,521 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 23,287,818 shares of common stock, par value $0.0001 per share, outstanding as of May 9, 2022, as reported in the Form 10-Q for the quarterly period ended March 31, 2022, of Pasithea Therapeutics Corp.

CUSIP No. 70261F103	13D	Page 5 of 17

(1)	NAMES OF REPORTING PERSONS Leonite Capital LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC, OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
1,034,702 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
1,034,702 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,034,702 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%*
(14)	TYPE OF REPORTING PERSON (see instructions) CO

* Percentage calculated based on 23,287,818 shares of common stock, par value $0.0001 per share, outstanding as of May 9, 2022, as reported in the Form 10-Q for the quarterly period ended March 31, 2022, of Pasithea Therapeutics Corp.

CUSIP No. 70261F103	13D	Page 6 of 17

(1)	NAMES OF REPORTING PERSONS Avi Geller
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
1,034,702 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
1,034,702 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,034,702 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 23,287,818 shares of common stock, par value $0.0001 per share, outstanding as of May 9, 2022, as reported in the Form 10-Q for the quarterly period ended March 31, 2022, of Pasithea Therapeutics Corp.

CUSIP No. 70261F103	13D	Page 7 of 17

(1)	NAMES OF REPORTING PERSONS Camac Partners, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
77,879 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
77,879 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,879 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 23,287,818 shares of common stock, par value $0.0001 per share, outstanding as of May 9, 2022, as reported in the Form 10-Q for the quarterly period ended March 31, 2022, of Pasithea Therapeutics Corp.

CUSIP No. 70261F103	13D	Page 8 of 17

(1)	NAMES OF REPORTING PERSONS Camac Capital, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
77,879 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
77,879 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,879 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 23,287,818 shares of common stock, par value $0.0001 per share, outstanding as of May 9, 2022, as reported in the Form 10-Q for the quarterly period ended March 31, 2022, of Pasithea Therapeutics Corp.

CUSIP No. 70261F103	13D	Page 9 of 17

(1)	NAMES OF REPORTING PERSONS Camac Fund, LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
77,879 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
77,879 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,879 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
(14)	TYPE OF REPORTING PERSON (see instructions) PN

* Percentage calculated based on 23,287,818 shares of common stock, par value $0.0001 per share, outstanding as of May 9, 2022, as reported in the Form 10-Q for the quarterly period ended March 31, 2022, of Pasithea Therapeutics Corp.

CUSIP No. 70261F103	13D	Page 10 of 17

(1)	NAMES OF REPORTING PERSONS Eric Shahinian
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
77,879 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
77,879 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,879 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 23,287,818 shares of common stock, par value $0.0001 per share, outstanding as of May 9, 2022, as reported in the Form 10-Q for the quarterly period ended March 31, 2022, of Pasithea Therapeutics Corp.

Item 1.	Security and Issuer.

The securities to which this statement on Schedule 13D (this “Statement”) relates are the common stock, par value $0.0001 per share (the “Common Stock”), of Pasithea Therapeutics Corp., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1111 Lincoln Road, Suite 500, Miami Beach, Florida 33139.

Item 2.	Identity and Background.

(a)	Name

This Statement is filed by:

(i)	the “Concord Persons,” which are Concord IP2 Ltd., a corporation organized under the laws of the Province of Ontario (“Concord”), Elderhill Corporation, a corporation organized under the laws of the Province of Ontario (“Elderhill”), and David Delaney;

(ii)	the “Leonite Persons,” which are Leonite Capital LLC, a Delaware corporation (“Leonite”), and Avi Geller; and

(iii)	the “Camac Persons,” which are Camac Partners, LLC, a Delaware limited liability company (“Camac Partners”), Camac Capital, LLC, a Delaware limited liability company (“Camac Capital”), Camac Fund, LP, a Delaware limited partnership (“Camac Fund”), and Eric Shahinian.

The Concord Persons, the Leonite Persons and the Camac Persons are referred to collectively as the “Reporting Persons.”

Each of the Reporting Persons is party to the Joint Filing and Advocacy Agreement, as further described in Item 4 and filed as an exhibit to this Statement. Accordingly, the Reporting Persons are making a joint filing.

(b)	Residence or Business Address

The address of the principal business and principal office of each of the Reporting Persons is:

(i)	the Concord Persons: c/o Concord Investment Partners Ltd., 60 St. Clair Avenue East, Suite 702, Toronto, ON, M4T 1N5 Canada;

(ii)	the Leonite Persons: 1 Hillcrest Center Drive Suite 232 Spring Valley, NY 10977; and

(iii)	the Camac Persons: 350 Park Avenue, 13th Floor, New York, NY 10022.

(c)	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment Is Conducted

The principal business of Concord and Elderhill is investing in securities. The principal occupation of Mr. Delaney is serving as the President and Chief Executive Officer of Concord Investment Partners Ltd. Mr. Delaney is the sole officer and director of each of Concord and Elderhill.

The principal business of Leonite is serving as a holding company for a family office. The principal occupation of Mr. Geller is serving as chief investment officer of Leonite.

The principal business of Camac Fund is investing in securities. Camac Partners is the investment manager of Camac Fund. Camac Capital is the general partner of Camac Fund. The principal occupation of Mr. Shahinian is serving as the manager of Camac Capital.

(d)	Criminal Convictions

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings

During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship

Concord and Elderhill are both corporations organized under the laws of the Province of Ontario. Mr. Delaney is a citizen of Canada.

Leonite is a Delaware corporation. Mr. Geller is a citizen of the United States of America.

Camac Partners and Camac Capital are both Delaware limited liability companies. Camac Fund is a Delaware limited partnership. Mr. Shahinian is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock purchased by Concord and Elderhill were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 226,521 shares of Common Stock beneficially owned by the Concord Persons is approximately $285,300 (including brokerage commissions and transaction costs).

The shares of Common Stock purchased by Lenoite were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,034,702 shares of Common Stock beneficially owned by the Leonite Persons is approximately $1,262,500 (including brokerage commissions and transaction costs).

The shares of Common Stock purchased by Camac were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 77,879 shares of Common Stock beneficially owned by the Leonite Persons is approximately $66,057 (including brokerage commissions and transaction costs).

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the shares of Common Stock for investment purposes, and such purchases have been made in the ordinary course of business of the Reporting Persons. The Reporting Persons believe that the shares of Common Stock are undervalued and represent an attractive investment opportunity.

The Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock (or derivative or other instruments that are based or relate to the value of the securities of the Issuer, including entering into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of the Common Stock) at times, and in such manner, as they deem advisable to benefit from, among other things, (1) changes in the market prices of the Common Stock or the value of the Issuer; (2) changes in the Issuer’s operations, governance, capital policies, business strategy or prospects; or (3) from the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will closely monitor the Issuer’s operations, financial policies, prospects, business development, management, competitive and strategic matters, and capital structure, as well as prevailing market conditions other economic, securities markets and investment considerations. The Reporting Persons may discuss such matters with the management or board of directors of the Issuer (the “Board”), other stockholders of the Issuer, industry analysts, existing or potential strategic partners, acquirers or competitors of the Issuer, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (1) modifying their ownership of the Common Stock (or derivative or other instruments that are based or relate to the value of the securities of the Issuer); (2) exchanging information with the Issuer or other stockholders of the Issuer pursuant to appropriate confidentiality or similar agreements; (3) proposing changes in the Issuer’s operations, governance, capitalization or other operational or strategic initiatives; (4) pursuing a transaction that would result in the Reporting Persons’ acquisition of all or a controlling interest in the Issuer; or (5) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition to the information disclosed in this Statement, the Reporting Persons reserve the right to (1) formulate other plans and proposals; (2) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; (3) seek to remove and replace members of the Board; (4) nominate individuals for election to the Board; (5) seek to call a special meeting of the Issuer’s stockholders; and (6) seek to take action by written consent of the Issuer’s stockholders. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

As of May 22, 2022, the Reporting Persons agreed to coordinate their activities with respect to the Issuer. As of May 31, 2022, the Reporting Persons entered into a Joint Filing and Advocacy Agreement in which, among other things, the Reporting Persons agreed to (1) the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company; and (2) the coordination of their activities with respect to the Issuer. The foregoing description of the Joint Filing and Advocacy Agreement is qualified in its entirety by reference to the full text of the Joint Filing and Advocacy Agreement, which is attached as Exhibit 1 and is incorporated by reference.

On June 1, 2022, the Reporting Persons sent a letter to the Issuer (the “June 1 Letter”). The June 1 Letter outlines the Reporting Persons’ concerns with the Issuer, including (1) the 83% decline in the Issuer’s stock price since the Issuer’s initial public offering; (2) the substantial discount to the Issue’s cash value per share implied by the Issuer’s current valuation; (3) and concerns regarding the compensation paid to the members of the Board. The June 1 Letter notes the Reporting Persons’ belief that the Board should be significantly reconstituted. The June 1 Letter also cautions the Board against pursuing actions that would impede the stockholder franchise or be value destructive. The foregoing description of the June 1 Letter is qualified in its entirety by reference to the full text of the June 1 Letter, which is attached as Exhibit 2 and is incorporated by reference.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. As of 4 p.m., Eastern time, May 31, 2022, the Reporting Persons beneficially owned 1,339,102 shares of Common Stock, representing approximately 5.8% of the outstanding shares of Common Stock. The percentage in this paragraph relating to beneficial ownership of the Common Stock is based on 23,287,818 shares of Common Stock outstanding as of May 9, 2022, as reported in the Form 10-Q for the quarterly period ended March 31, 2022, of the Issuer.

As the sole director and officer of Concord and Elderhill, Mr. Delaney may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Concord and Elderhill, and may be deemed to be the indirect beneficial owner of such shares. Mr. Delaney disclaims beneficial ownership of such shares for all other purposes

As the chief investment officer of Leonite, Mr. Geller may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Leonite, and may be deemed to be the indirect beneficial owner of such shares. Mr. Geller disclaims beneficial ownership of such shares for all other purposes.

Each of Camac Capital and Camac Partners may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Camac Fund and may be deemed to be the indirect beneficial owner of such shares. Each of Camac Capital and Camac Fund disclaims beneficial ownership of such shares for all other purposes.

As the manager of Camac Capital, Mr. Shahinian may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Camac Fund, and may be deemed to be the indirect beneficial owner of such shares. Mr. Shahinian disclaims beneficial ownership of such shares for all other purposes

By virtue of the discussions between the Reporting Persons regarding the Issuer and the Joint Filing and Advocacy Agreement, the Reporting Persons may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed to be the beneficial owner of the shares of Common Stock directly owned by the other Reporting Persons.

To the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any shares of Common Stock.

(c) Except as set forth in Schedule A, none of the Reporting Persons has effected any transactions in the Common Stock in the last 60 days.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in this Statement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Description
1	Joint Filing and Advocacy Agreement, dated as of May 31, 2022.
2	Letter to the Issuer’s Board of Directors, dated June 1, 2022.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2022

CONCORD IP2 LTD.

	By:	/s/ David Delaney
	Name:	David Delaney
	Title:	President

ELDERHILL CORPORATION

	By:	/s/ David Delaney
	Name:	David Delaney
	Title:	President

/s/ David Delaney
David Delaney

LEONITE CAPITAL LLC

	By:	/s/ Avi Geller
	Name:	Avi Geller
	Title:	CIO

/s/ Avi Geller
Avi Geller

CAMAC PARTNERS, LLC

By: Camac Capital, LLC
its general partner

	By:	/s/ Eric Shahinian
	Name:	Eric Shahinian
	Title:	Managing Member of the GP

CAMAC CAPITAL, LLC

By:	/s/ Eric Shahinian
Name:	Eric Shahinian
Title:	Managing Member

CAMAC FUND, LP

By: Camac Capital, LLC
its general partner

By:	/s/ Eric Shahinian
Name:	Eric Shahinian
Title:	Managing Member of the GP

/s/ Eric Shahinian
Eric Shahinian

Transactions by the Reporting Persons in the Past 60 Days

The following table sets forth all transactions with respect to the Common Stock effected in the last 60 days by or on behalf of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., Eastern time, on May 31, 2022.

Beneficial Ownership	Transaction Date	Purchase or Sale	Quantity	Price per Share (excluding commission)	How Effected
Camanc Fund LP	05/31/2022	Purchase	77,879	$0.84	Open market
Concord IP2 Ltd.	04/21/2022	Purchase	293	$1.22	Open market
Concord IP2 Ltd.	04/21/2022	Purchase	746	$1.23	Open market
Concord IP2 Ltd.	04/21/2022	Purchase	15,000	$1.25	Open market
Concord IP2 Ltd.	04/21/2022	Purchase	4,200	$1.22	Open market
Concord IP2 Ltd.	04/21/2022	Purchase	226	$1.23	Open market
Concord IP2 Ltd.	04/21/2022	Purchase	2,000	$1.22	Open market
Concord IP2 Ltd.	04/21/2022	Purchase	3,865	$1.24	Open market
Concord IP2 Ltd.	04/21/2022	Purchase	6,135	$1.25	Open market
Concord IP2 Ltd.	04/21/2022	Purchase	3,590	$1.24	Open market
Concord IP2 Ltd.	05/12/2022	Purchase	155,266	$1.28	Private purchase
Elderhill Corporation	04/21/2022	Purchase	10,000	$1.21	Open market
Elderhill Corporation	04/22/2022	Purchase	5,000	$1.19	Open market
Elderhill Corporation	04/25/2022	Purchase	2,990	$1.16	Open market
Elderhill Corporation	04/26/2022	Purchase	4,614	$1.16	Open market
Elderhill Corporation	04/27/2022	Purchase	400	$1.15	Open market
Elderhill Corporation	04/28/2022	Purchase	1,000	$1.16	Open market
Elderhill Corporation	04/29/2022	Purchase	5,000	$1.17	Open market
Elderhill Corporation	05/02/2022	Purchase	132	$1.17	Open market
Elderhill Corporation	05/03/2022	Purchase	6,064	$1.17	Open market
Leonite Capital LLC	03/02/2022	Purchase	66,116	$1.05	Open market
Leonite Capital LLC	03/03/2022	Purchase	100,781	$1.08	Open market
Leonite Capital LLC	03/04/2022	Purchase	108,103	$1.11	Open market
Leonite Capital LLC	03/07/2022	Purchase	60,000	$1.16	Open market
Leonite Capital LLC	03/08/2022	Purchase	58,000	$1.12	Open market
Leonite Capital LLC	03/09/2022	Purchase	57,000	$1.21	Open market
Leonite Capital LLC	03/10/2022	Purchase	25,000	$1.23	Open market
Leonite Capital LLC	03/11/2022	Purchase	25,000	$1.22	Open market
Leonite Capital LLC	03/22/2022	Purchase	44,425	$1.34	Open market
Leonite Capital LLC	03/23/2022	Purchase	29,525	$1.34	Open market
Leonite Capital LLC	03/24/2022	Purchase	45,550	$1.34	Open market
Leonite Capital LLC	03/25/2022	Purchase	43,643	$1.34	Open market
Leonite Capital LLC	03/28/2022	Purchase	45,594	$1.34	Open market
Leonite Capital LLC	03/29/2022	Purchase	52,700	$1.37	Open market
Leonite Capital LLC	03/30/2022	Purchase	73,672	$1.42	Open market
Leonite Capital LLC	03/31/2022	Purchase	64,593	$1.28	Open market
Leonite Capital LLC	04/04/2022	Purchase	30,000	$1.26	Open market
Leonite Capital LLC	04/05/2022	Purchase	40,000	$1.25	Open market
Leonite Capital LLC	04/06/2022	Purchase	35,000	$1.23	Open market
Leonite Capital LLC	05/02/2022	Purchase	30,000	$0.98	Open market

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